

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 17, 2007

Robert B. Toth
President and Chief Executive Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC  28277

> **Re:** **Polypore International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 1, 2007**
> **File No. 333-141273**

Dear Mr. Toth:

We have reviewed your filing and have the following comments.

## General

1. Please update your filing as required by Rule 3-12 of Regulation S-X to include interim financial statements as of and for the three months ended March 31, 2007.

## Impairment of intangibles and goodwill, page 34

2. We have reviewed your revised disclosures in response to our prior comment 16. We note that you now disclose that a 1% increase in the discount rate would not realize an impairment charge to goodwill or indefinite-lived intangible assets. Disclose how much the fair value of the respective reporting units would decrease with a 1% increase in the discount rate.  Additionally, as previously requested, please expand this disclosure to also include a sensitivity analysis showing the effect of a 1% change in each of other material assumptions.

## Results of Operations, page 35

## Selling, general and administrative expenses, page 37

3. We have reviewed your response to our prior comment 18.  We note your belief that only comparing selling, general and administrative expenses as a percent of sales is consistent with the guidance contained in Item 303 of Regulation S-K. However, we believe you should also discuss any significant components of selling, general and administration expenses to the extent that such underlying

components have materially increased or decreased.  Refer to Item 303(a)(3) of Regulation S-K.

Income taxes, net, page 38

4.  We have reviewed your response to our prior comment 19.  We note your belief that your current disclosure specifically describes the reasons for fluctuations in your effective income tax rate from year to year.  However, we believe the additional information you have provided in the third and fourth paragraphs of your response would be useful information for readers.  We also believe that quantification of the material components that impact your effective tax rates should be disclosed and discussed.

Intellectual property rights, page 63

5.  We note your response to comment 24 in our letter dated April 19, 2007.  Since you consider your intellectual property important to your business, please disclose the expiration date of any material patents, trademarks or licenses you hold that are set to expire in the near term, and discuss the impact of their expiration on your business or segment, if material.

Compensation Discussion and Analysis, page 70

6.  We note your response to comment 28 in our letter dated April 19, 2007. Your disclosure on page 72 states that you do not "use any formal benchmarking" with respect to determining base salaries.  Please explain what this means, in view of the disclosure that the committee considers the level of salary paid to "similarly situated officers of private-equity-invested companies.  Please also explain how the committee uses the compensation surveys from Watson Wyatt and Salary.com.  If the committee used or compared compensation information of other companies, whether sourced from a survey or the committee's past experience in setting executive compensation in your industry, please identify these companies in the filing.  See Item 402(b)(2)(xiv) of Regulation S-X.

7.  Please explain how the threshold funding amount for determining the incentive bonus pool funding is set or how you decide to increase or decrease the size of the incentive bonus pool funding amounts.  Also explain how the incentive bonus pool funding amount is calculated for actual Adjusted EBITDA.

8.  We note in your response to comment 30 in our letter dated April 19, 2007 that you believe disclosure of 2007 target amounts would result in competitive harm.  Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances.

Financial Statements

Recent accounting pronouncements, page F-12

9. We have reviewed your response to our prior comment 42. We note that in connection with your 2002 acquisition of Membrana GmbH you recorded a restructuring reserve in accordance with EITF 95-3 related to the estimated amounts to be paid to employees during the passive phase, plus the bonus feature of the plan. We also note that the Task Force reached a consensus that when the ultimate amount of the cost expended is less than the amount recorded as a liability assumed in a purchase business combination as a result of applying the consensus reached in EITF 95-3, the excess should reduce the cost of the acquired entity. As such, tell us what consideration you gave to reducing goodwill rather than recognizing the income you recognized as a result of following the guidance set forth in EITF 05-5.

12. Business restructuring, page F-28

10. We have reviewed your response to our prior comment 43. Please revise your footnote to include why none of your goodwill or intangible assets were considered to be impaired at the time of your 2006 restructuring plan.

17. Segment information, page F-34

11. We note your response to prior comment 46 and have reviewed the CODM reports that you provided to us. We note that most of the information you have provided presents only your consolidated operations. Please confirm to us that these reports are the complete reports that the CODM receives to make decisions about resources to be allocated to segments and assess their performance or provide to us copies of the complete reports that the CODM receives.

12. We note your conclusion that the nature of the lead-acid and lithium battery product applications are similar in nature. However, on page 54 you identify different end markets for these products and in the MD&A section you disclose that your increase in sales volume of 30% for lithium batteries was driven by strong demand for consumer electronic products and expanding applications for lithium ion batteries. Please address these apparent differences. Please also expand to present and discuss sales trends (quantify year over year percentage increases) and operating gross margin information for the last five years. Notwithstanding our request for this additional financial information, it appears to us that the reasons you have given in Exhibit 5 for the economic differences currently depicted highlight that these businesses are not economically similar and that separate presentation of this discrete financial information is warranted.

13. We note your product information at the end of Annex B of Tab 5 in the supplemental materials you provided on May 1, 2007.  Please present the revenues for each product or similar group of products as required by paragraph 37 of SFAS 131.

Form 10-Q for the Quarterly Period ended March 31, 2007

12. Acquisition, page 15

14. Please tell us how you have accounted for the call option and the put option associated with your purchase of Daramic NSG Tianjin PE Separator Co., LTD, including the accounting literature that you have relied on.

As appropriate, please amend your registration statement in response to these comments.  You may contact Ryan Rohn at (202) 551-3739 or Jeanne Baker at (202) 551- 3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:      Cristopher Greer, Esq.
         Willkie Farr & Gallagher LLP
         787 Seventh Avenue
         New York, NY 10019